Exhibit (e)(4)

PERSONAL DATA TRANSFER AGREEMENT (“Agreement”)

by and between

ADVANCED MEDICAL OPTICS, INC.

a Delaware Corporation

and

ABBOTT LABORATORIES,

an Illinois Corporation

(each a “Party” and collectively the “Parties”)

Section 1

Purpose of the Agreement

(1)                                 The parties have entered into a confidentiality agreement dated 24 October 2008 (the “CDA”), with respect to discussions concerning a possible transaction (the “Transaction”) between Abbott Laboratories (“Abbott”) and Advanced Medical Optics, Inc. (“AMO”). Capitalised terms used herein and not otherwise defined shall have the meanings given to them in the CDA.

(2)                                 As part of discussions and due diligence regarding the Transaction, Abbott and its Affiliates (together, the “Abbott Companies”) desire to review and AMO and its Affiliates (together, the “AMO Companies”) desire to provide to the Abbott Companies for review certain human resources, clinical and commercial data, which data may contain personal data (as such term is defined in European Union Directive 95/46/EC (the “Privacy Directive”)) of the AMO Companies (“Personal Data”).

(3)                                 The Parties acknowledge that the processing (as such term is defined in the Privacy Directive) by the Abbott Companies of the Personal Data is subject to data protection and privacy legislation, particularly in the European Economic Area, and the Parties wish to regulate the processing of such Personal Data in line with such legislation.

Section 2

Transfer of Personal Data

(1)                                 AMO shall ensure that none of the Personal Data disclosed to the Abbott Companies contains information about an individual person’s racial or ethnic origin, political opinions, religious or philosophical beliefs, trade-union membership, health or sex life, offences, criminal convictions or other characteristics or attributes which are considered to be sensitive under applicable law.

(2)                                 The parties acknowledge that the AMO Companies are and shall remain the “controllers”  (as such term is defined in the Privacy Directive) of all Personal Data disclosed to the Abbott Companies under this Agreement.  AMO confirms to Abbott that the AMO Companies are legally entitled to transfer to the Abbott Companies all Personal Data that is transferred to the Abbott Companies under this Agreement.

(3)                                 Abbott agrees to process and use, and ensure that the Abbott Companies process and use, all Personal Data received from the AMO Companies under this Agreement only for the purpose of the Transaction.

(4)                                 Abbott agrees to treat and ensure that the Abbott Companies will treat the Personal Data in accordance with the requirements of data protection and privacy legislation binding on Abbott.  For such purposes the Abbot Companies shall be considered “processors” (as such term is defined in the Privacy Directive) of the Personal Data.

(5)                                 For the avoidance of doubt, Abbott shall be entitled to transfer the Personal Data to Abbott Companies and to their Representatives and to allow such Abbott Companies and their Representatives to use such Personal Data for purposes of the Transaction, (it being understood that such Representatives shall be informed by Abbott of the confidential nature of the Personal Data and shall be directed by Abbott to treat such information confidentially in accordance with the terms of this Agreement and the CDA).  Abbott agrees not to transfer, and ensure that the Abbott Companies will not transfer, any Personal Data of the AMO Companies to any party other than Abbott Companies and their Representatives without the prior written consent of AMO.

(6)                                 Abbott agrees to only disclose, and ensure that the Abbott Companies will only disclose, the Personal Data to such employees who have a need to know such information for the purpose of evaluating and, should the Parties decide to do so, consummating, the Transaction.

(7)                                 Abbott will adopt, and ensure that the Abbott Companies will adopt, appropriate technical and organizational measures to protect the Personal Data against unauthorized or unlawful processing and against accidental loss, destruction or damage.

(8)                                 In cases of export of Personal Data by the Abbott Companies from the country in which it was disclosed by the AMO Companies to another country, Abbott shall ensure that the Abbott Companies afford such Personal Data an adequate level of protection as required under applicable laws.

Section 3

Miscellaneous

(1)                                 This Agreement comes into force with effect from October 24, 2008.

(2)                                 The obligations under this Agreement shall cease to apply on the consummation by the Parties of the Transaction.  Personal Data transferred to Abbott by AMO shall be subject to the provisions of paragraph 6 of the CDA relating to destruction or redelivery of Evaluation Material.

(3)                                 This Agreement and the CDA constitute the entire agreement between the Parties with respect to the subject matter thereof and supersedes all prior agreements between the Parties with respect to the subject matter thereof.

(4)                                 Changes and amendments to this Agreement, including a waiver of this written form requirement, are only valid if they are made in writing.

(5)                                 The laws of the State of Illinois will govern this Agreement

(6)                                 Should any individual provision of this Agreement be or become fully or partially null and void, or impractical, or should any provision be deficient, the validity of the remainder of this Agreement will in no way be affected. A suitable provision will be included as a substitute for any invalid, ineffective or impractical provisions and/or to make up for such deficiencies which, as far as legally feasible, will be as close as possible to the original intention with reference to the effects and purpose of these provisions, had such item been considered by the Parties.

Place and Date:  Santa Ana / 29 Dec., 2008

Accepted and agreed by Advanced Medical Optics, Inc.:

/s/ AIMEE S. WEISNER
Name: Aimee S. Weisner
Title: EVP, Admin. and Secretary

Accepted and agreed by Abbott Laboratories:

/s/ THOMAS C. FREYMAN
Name: Thomas C. Freyman
Title: EVP, Finance and CFO